September 29, 2010

H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:        Haverty Furniture Companies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 8, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 30, 2010
File No.  001-1445

Dear Mr. Owings:

Set forth below are Haverty Furniture Companies, Inc. (“Havertys,” “the company,” “we,” or “our”) responses to the Securities and Exchange Commission Staff’s (“SEC” or the “Staff”) comments given by letter (the “Comment Letter”) dated September 15, 2010, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”) and its Definitive Proxy Statement filed March 30, 2010 (the “2010 Proxy”). The responses are numbered to correspond to the comments set forth in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A. Controls and Procedures

1.
Comment:  We note that your effectiveness determination does not reference the complete definition of disclosure controls and procedures as set forth in Exchange Act Rule 13a-(15(e).  In addition to the disclosure provided, please disclose whether your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding disclosure.  Alternatively, you may simply state that the officers concluded that your disclosure controls and procedures are effective.

Response:  Havertys confirms its understanding of the comment and all future filings will include the following disclosure:  Based on that evaluation, our President and CEO and Executive Vice President and CFO concluded that the Company’s disclosure controls and

H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
September 20, 2010 Page 2

procedures are effective for the purpose of providing reasonable assurance that the information required to be disclosed in the reports the Company files or submits under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

Signatures, page 35

2.
Comment:  Please confirm whether your principal accounting officer or controller signed your Form 10-K.  We note that Dennis L. Fink is identified as your Chief Financial Officer, but there is no indication that your principal accounting officer or controller signed the filing.  See Form 10-K General Instruction D.

Response:  We respectfully advise the Staff that Mr. Fink, Executive Vice President and Chief Financial Officer also serves as Havertys’ principal accounting officer. All future filings will indicate that Mr. Fink serves as both our principal financial officer and principal accounting officer.

Exhibit 10.1

3.
Comment:  We note that you have not included the exhibits and schedules to the Credit Agreement, dated December 22, 2008, that was originally filed on December 23, 2008, and is incorporated by reference into this Form 10-K.  Please review this, and all of your material agreements, and file any exhibits, schedules and/or appendices to these agreements.  Refer to Rule 601(b)(10) of Regulation S-K.  Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision.

Response:  Havertys confirms it will refile Exhibits 10.1, 10.9. 10.10, and 10.11 in their entirety, including exhibits and schedules, as an exhibit to the company’s quarterly report on Form 10-Q for the quarter ended September 30, 2010.

H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
September 20, 2010  Page 3

Exhibit 31

4.
Comment:  Your certifications should appear exactly as set forth in Item 601(b)(31) of Regulation S-K.  For example, we note that you added the word “we” to paragraph 4 and deleted the word “fiscal” from paragraph 4(d).  Please confirm your understanding.  Please also apply this comment to your Form 10-Q for the periods ended March 31, 2010 and June 30, 2010.

Response: Havertys confirms its understanding of the comment and all future certifications will appear exactly as set forth in Item 601(b)(31) of Regulation S-K in its future filings.

5.
Comment:  Please delete your CEO and CFO’s titles from the introduction of their respective certifications.  Please also confirm that the inclusion of your CEO’s and CFO’s titles was not intended to limit the capacity in which each person provided the certification.  Please also apply this comment to your Forms 10-Q for the periods ended March 31, 2010 and June 30, 2010.

Response:  Havertys will not include the individual's title in the introduction of their respective certifications in future filings.  Havertys also confirms that the inclusion of the CEO and CFO titles did not limit the capacity in which each of the individuals provided the certifications filed.

Definitive Proxy Statement on Schedule 14A filed March 30, 2010

Compensation Discussion and Analysis, page 15

Overview of our Executive Compensation Program, page 15

The Compensation Committee’s Considerations, page 16

6.
Comment:   We note your disclosure on page 16 that your Compensation Committee determined that your NEOs’ compensation structure was “reasonable, remained consistent with [your] compensation philosophy and was not excessive.”  However, you have not included disclosure in response to Item 402(s) of Regulation S-K regarding whether your employee compensation policies and practices on the whole are reasonably likely to have and material adverse effect on you.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
September 20, 2010 Page 4

Response:  In preparing our 2010 Proxy Statement we reviewed the disclosure requirements set forth in Item 402(s) of Regulation S-K and discussed them with the Compensation Committee of the Board of Directors.  Members of Havertys’ senior management assessed our compensation policies and practices for all employees, including non-executive officers. The assessment considered, among other items, base salaries and all significant incentive programs participated in by employees at all levels, from our chief executive officer through entry-level corporate personnel and store associates. The incentive programs included non-equity incentive compensation (cash payouts) under our management incentive plan, equity incentive compensation (restricted stock awards, stock-settled appreciation rights, and performance accelerated restricted stock units) under our Long-Term Incentive Plan, store management compensation and selling commission compensation. The plans, programs and policies were also reviewed for characteristics that mitigate risk associated with compensation, including the processes for calculating payouts, approval processes, maximum payouts, the mix of cash and long-term equity incentive compensation, and multi-year vesting schedules for equity awards. In each case, management concluded that the compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on Havertys.

Accordingly, consistent with the guidance provided by the SEC in adopting Item 402(s) of Regulation S-K, we concluded that no disclosure was required in our 2010 Proxy Statement.

Executive Compensation Data, page 17

7.
Comment:  Please disclose the nine companies you identified as your peer group in conducting the compensation comparisons you reference in the first paragraph on page 17.  Refer to Item 402(b)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Response:  The following companies comprised the peer group referenced on page 17 of our 2010 Proxy Statement:  American Woodmark Corporation, Bassett Furniture Industries, Inc., Ethan Allen Interiors, Inc., Flexsteel Industries, Inc., Hill-Rom Holdings, Inc., Hooker Furniture Corporation, Restoration Hardware, Inc., Select Comfort Corporation, and Stanley Furniture Company, Inc. The information regarding the compensation of these companies was used to understand current compensation practices within our industry.

In the future, if we use a peer group for similar purposes, we will identify the individual companies in our filing.

H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
September 20, 2010 Page 5

Annual Cash Incentive Compensation, page 18

8.
Comment:  We note that you have not provided a quantitative discussion of the terms of the necessary pre-tax earnings targets to be achieved for your named executive officers to earn annual cash incentive compensation as described in the last paragraph on page 18.  If you omitted this information because you believe it would result in competitive harm as provided under Instruction 4 to Item 402(b), please provide us with a detailed analysis of the basis upon which you made your determination.  Please note that the standard that applies in this context is the same standard that would apply if you were to file a formal request for confidential treatment of trade secrets or commercial or financial information contained in a material contract exhibit to a Securities Act or Exchange Act filing.  If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executives or how likely it will be for the registrant to achieve the target levels or other factors.  Please see Instruction 4 to Item 402(b) of Regulation S-K and refer to Regulation S-K Compliance and Disclosure Interpretation 118.04.

Response:  The management incentive plan to determine cash incentives for executive officers in 2009 (the “2009 Plan) was based primarily on our achieving a threshold dollar amount of pre-tax earnings on a quarterly and annual basis.  This goal represented 80% to 90% of the executive officers’ total potential payout under the 2009 Plan with the remaining amount earned by meeting other individual goals.  The threshold dollar amounts of the Company’s pre-tax earnings established by the Compensation Committee reflected the recessionary economic backdrop and were as follows:  $0 for the first quarter, $0 for the second quarter, $500,000 for the third quarter, $1,500,000 for the fourth quarter and $2,000,000 for the year.  The quarterly goals were assigned a 17.5% weighting factor and the annual goal had a 30.0% weight.  The threshold amounts were exceeded for the third and fourth quarters of 2009. The specific individual goals for each executive officer were achieved under the 2009 Plan.

We will provide a similar quantitative discussion in our future filings.

Long-Term Equity Compensation, page 19

9.
Comment:  We note your disclosure in the last paragraph on page 16 that you provide equity awards based on performance of general management responsibilities and contributions as a member of the executive management team.  We also note your disclosure in the fourth paragraph on page 19 that in establishing equity awards you “estimate the approximate dollar amount of equity compensation that [you] want to provide….”  Please expand your disclosure on pages 16 and 19 to clarify whether specific factors, goals and/or targets are considered in evaluating your NEOs’ performance and contributions for the purpose of allocating equity compensation.  If so, please disclose these factors, goals and/or targets.  Refer to Item 402(b) of Regulation S-K.

H. Christopher Owings
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
September 20, 2010 Page 6

Response:  Specific factors, goals and/or targets were not used for purposes of allocating equity compensation to our NEOs. The allocation for the executive officers is recommended by the CEO based on the individual’s performance and level of current management duties, potential for future responsibilities, contribution to the executive management team and prior year’s allocations.  The Compensation Committee reviews the CEO’s recommendations and determines the final allocations for the CEO and the other executive officers.

We will explicitly note in future filings whether we have used specific factors, goals and/or targets for purposes of allocating equity compensation for our NEOs.

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter, we would be pleased to provide you with additional information or clarification.  Please do not hesitate to call me at (404) 443-4302, or Jenny Parker, Senior Vice President, Secretary and Treasurer, at (404) 443-4271.

Sincerely,

Dennis L. Fink
Executive Vice President and Chief Financial Officer

cc:      Clarence H. Smith, President and CEO
Jenny H. Parker, Senior Vice President, Secretary and Treasurer